UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
TheStreet.com, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
88368Q103

(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 15, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: TCV VI, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		4,973,868 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,973,868 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,973,868 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,826,052 shares of Common Stock and Warrants immediately exercisable for a total of 1,147,816 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		40,156 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,156 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,156 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 30,889 shares of Common Stock and Warrants immediately exercisable for a total of 9,267 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		5,014,024 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,014,024 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,014,024 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,014,024 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,014,024 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,014,024 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,014,024 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,014,024 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,014,024 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,014,024 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,014,024 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,014,024 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,014,024 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,014,024 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,014,024 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,014,024 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,014,024 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,014,024 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,014,024 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

5,014,024 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,014,024 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants immediately exercisable for a total of 1,157,083 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER
ITEM 2. IDENTITY AND BACKGROUND
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 4. PURPOSE OF TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of TheStreet.com, Inc., a Delaware corporation (“TheStreet.com” or the “Company”). The Company’s principal executive offices are located at 14 Wall Street, New York, NY 10005.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV VI, L.P., a Delaware limited partnership (“TCV VI”), (2), TCV Member Fund, L.P., a Delaware limited partnership (“Member Fund” and together with TCV VI, the “Purchasers” or “TCV VI Funds”), (3) Technology Crossover Management VI, L.L.C, a Delaware limited liability company (“Management VI”) (4) Jay C. Hoag (“Mr. Hoag”), (5) Richard H. Kimball (“Mr. Kimball”), (6) John L. Drew (“Mr. Drew”), (7) Jon Q Reynolds, Jr. (“Mr. Reynolds”), (8) William J.G. Griffith IV (“Mr. Griffith”) and (9) Robert Trudeau (“Mr. Trudeau”). TCV VI, Member Fund, Management VI, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
Management VI is the sole general partner of TCV VI and a general partner of Member Fund. The address of the principal business and office of each of TCV VI, Member Fund and Management VI is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau (collectively the “Management VI Members”) are the Class A Members of Management VI. The Management VI Members are each United States citizens. The present principal occupation of each is as a venture capital investor. The business address of each of the Management VI Members is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of a Securities Purchase Agreement, dated November 15, 2007, by and among TheStreet.com, Inc., TCV VI and Member Fund (the “Securities Purchase Agreement”), TCV VI and Member Fund agreed to purchase 5,455.95 shares and 44.05 shares, respectively, of the Series B Preferred Stock of the Company (each, a “Share” and collectively, the “Shares”), at a price of $10,000.00 per share. Each Share is initially convertible into approximately 701.26 shares of Common Stock. Pursuant to the Securities Purchase Agreement, the Company also agreed to issue to TCV VI and Member Fund warrants (each, a “Warrant” and collectively, the “Warrants”) to purchase 1,147,816 shares of Common Stock and 9,267 shares of Common Stock, respectively, at a per share exercise price of $15.69. In consideration for the Shares and the Warrants, TCV VI and Member Fund paid to the Company $54,559,509.50 and $440,490.50, respectively, for an aggregate consideration of $55,000,000.00.
The source of funds for the acquisition of the Shares and Warrants was from capital contributions from the respective partners of each of the TCV VI Funds.
ITEM 4. PURPOSE OF TRANSACTION.
Securities Purchase Agreement
The Purchasers agreed to purchase, and the Company agreed to sell, the Shares and Warrants pursuant to the Securities Purchase Agreement. In connection with the approval of the Securities Purchase Agreement, the Company’s Board of Directors approved the purchase of additional shares of Common Stock by the Purchasers in market transactions, privately negotiated transactions or otherwise (the “Market Purchases”) not to exceed an amount that would result in the Purchasers, in the aggregate, owning more than 35% of the Company’s issued and outstanding Common Stock.
A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.
Certificate of Designation
The rights and privileges of the Shares are contained in the Certificate of Designation. The Shares are convertible at any time, at the option of the holder, into shares of Common Stock. The initial conversion ratio of the Shares is 701.26 shares of Common Stock for one Share (based on a conversion price of $14.26 per share of Common Stock, which was the closing sales price as reported on the Nasdaq Stock Market on November 14, 2007). The conversion ratio is subject to certain anti-dilution adjustments related to stock splits, recapitalizations, mergers, reorganizations and the like. The Shares will automatically convert into Common Stock at the then effective conversion ratio, if at any time the closing sales price of the Common Stock is greater than two times the effective conversion price of the Shares (initially $14.26 per share of Common Stock) on each of 90 consecutive trading days, provided that at such time the registration statement referred to under the heading “Investor Rights Agreement” has been declared effective and is usable.

If the Company declares a dividend or distribution on shares of Common Stock, then the Company shall declare an additional dividend on each Share equal to the amount a holder of a Share would have received if such holder had converted, at the then effective conversion ratio, a Share into Common Stock prior to the record date for such dividend or distribution.
The Certificate of Designation (the “Certificate of Designation”) provides that, for so long as 2,200 shares of Series B Preferred Stock remain outstanding, the holders of a majority of the then outstanding Series B Preferred Stock shall be entitled to elect one director to the Company’s Board of Directors (the “Series B Director”). Jay Hoag, a member of Management VI, has been designated by the Purchasers to be appointed to the Company’s Board of Directors as the Series B Preferred Stock Director. Mr. Hoag became a director of the Company on November 21, 2007.
Upon a Liquidation Event (as defined in the Certificate of Designation) the holders of the Series B Preferred Stock shall generally be entitled to receive, prior to any payments to the holders of Common Stock, the original issue price of the Series B Preferred Stock ($10,000.00 per share), plus all accrued and unpaid dividends. The holders of Series B Preferred Stock shall vote with the holders of Common Stock on all matters submitted to the holders of Common Stock for a vote, with each share of Series B Preferred Stock entitled to the number of votes equal to the number of shares of Common Stock issuable upon conversion of such Series B Preferred Stock. For so long as 1,650 shares of Series B Preferred Stock remain outstanding, the consent of the holders of a majority of the Series B Preferred Stock will be required for the Company to take certain actions, which are set forth in the Certificate of Designation.
A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein.
Investor Rights Agreement
The Company and the Purchasers entered into an Investor Rights Agreement dated November 15, 2007 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Company has agreed to register the resale of the shares of Common Stock issuable upon conversion of the Shares and upon exercise of the Warrants (the “Registrable Securities”). In addition, subject to certain limitations, the Purchasers have the right to have the Registrable Securities included in any registration statement of equity securities filed by the Company. The Company is obligated to pay all expenses incurred in connection with such registrations (other than underwriting discounts and commissions, and stock transfer taxes, if any). The Company has agreed to indemnify the Purchasers and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.
A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.
Warrants
The Warrants represent the right to purchase shares of the Company’s Common Stock at an exercise price of $15.69 per share. Payment of the exercise price may be made in cash, or through the surrender of Common Stock underlying Warrants with a fair market value equal to the exercise price of the Warrants being exercised (otherwise known as net-issue exercise). The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment under certain circumstances as set forth in the Warrants.
A copy of the form of Warrant issued to the Purchasers is attached hereto as Exhibit 5 and is incorporated by reference herein.
Amendment to Rights Agreement
In connection with the Purchase Agreement, the Company amended its Rights Agreement by and between the Company and American Stock Transfer and Trust Corporation.
A copy of the amendment to the Rights Agreement is attached hereto as Exhibit 6 and is incorporated by reference herein.
The Reporting Persons acquired the Shares and Warrants for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to convert the Shares to Common Stock, exercise all or a portion of the Warrants, make Market Purchases and acquire additional shares of Common Stock from the Company or third party and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Shares, Warrants and/or Common Stock issued upon exercise of the Warrants, upon conversion of the Shares or in Market Purchases, in the open market, in privately negotiated transactions to the Company or third parties or through distributions to their respective partners or otherwise, in change of control transactions, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on November 15, 2007, TCV VI, Member Fund, Management VI and the Management VI Members owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares(*)
TCV VI	4,973,868	(1)	14.2%
Member Fund	40,156	(2)	Less than 1%
Management VI	5,014,024	(3)(**)	14.3%
Mr. Hoag	5,014,024	(3)(**)	14.3%
Mr. Kimball	5,014,024	(3)(**)	14.3%
Mr. Drew	5,014,024	(3)(**)	14.3%
Mr. Reynolds	5,014,024	(3)(**)	14.3%
Mr. Griffith	5,014,024	(3)(**)	14.3%
Mr. Trudeau	5,014,024	(3)(**)	14.3%

(*)	all percentages in this table are based on (i) 30,097,473 shares of Common Stock of the Company outstanding as of November 13, 2007 as represented by the Company in the Securities Purchase Agreement, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes Series B Preferred Stock immediately convertible into 3,826,052 shares of Common Stock and Warrants which are immediately exercisable for a total of 1,147,816 shares of Common Stock.

(2)	Includes Series B Preferred Stock immediately convertible into 30,889 shares of Common Stock and Warrants which are immediately exercisable for a total of 9,267 shares of Common Stock.

(3)	Includes Series B Preferred Stock immediately convertible into 3,856,941 shares of Common Stock and Warrants which are immediately exercisable for a total of 1,157,083 shares of Common Stock.

Each of the TCV VI Funds has the sole power to dispose or direct the disposition of the Shares and Warrants which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrants, or upon conversion of the Shares or pursuant to Market Purchases, if any, made by it. Each of the TCV VI Funds has the sole power to vote or direct the vote of its respective Shares and will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Warrants, upon conversion of the Shares or pursuant to Market Purchases, if any, made by it.
Management VI, as the general partner of TCV VI and a general partner of the Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV VI Funds and have the sole power to direct the vote of the shares held by the TCV VI Funds. Management VI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
The Management VI Members are Class A Members of Management VI. Under the operating agreement of Management VI, the Class A Members have the shared power to dispose or direct the disposition of the shares held by TCV VI Funds and the shared power to direct the vote of the shares held by the TCV VI Funds. Each of the Management VI Members disclaims beneficial ownership of the securities owned by Management VI and the TCV VI Funds except to the extent of his respective pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Series B Preferred Shares, Warrants or underlying Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 4 above summarizes certain provisions of the Purchase Agreement, the Certificate of Designation, the Investor Rights Agreement and the Warrants. A copy of the Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 5 and is incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement.
Exhibit 2 Securities Purchase Agreement, dated November 15, 2007, among The Street.com, Inc., TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 3 Certificate of Designation, dated November 15, 2007, of Series B Convertible Preferred Stock of The Street.com, Inc.
Exhibit 4 Investor Rights Agreement, dated November 15, 2007, among The Street.com, Inc., TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 5 Form of Warrant to Purchase Common Stock of The Street.com, Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 6 Second Amendment to the Rights Agreement, dated March 14, 1999, between The Street.com, Inc. and American Stock Transfer & Trust Company.
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Penson Worldwide, Inc. filed on May 24, 2006)
        .

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 27, 2007

TCV VI, L.P.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JOHN L. DREW

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JON Q. REYNOLDS JR.

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

ROBERT W. TRUDEAU

By: /s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement
Exhibit 2 Securities Purchase Agreement, dated November 15, 2007, among The Street.com, Inc., TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 3 Certificate of Designation of Series B Convertible Preferred Stock of The Street.com, Inc.
Exhibit 4 Investor Rights Agreement, dated November 15, 2007, among The Street.com, Inc., TCV VI, L.P. and TCV Member Fund, L.P.
Exhibit 5 Form of Warrant to Purchase Common Stock of The Street.com, Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P..
Exhibit 6 Second Amendment to the Rights Agreement, dated March 14, 1999, between The Street.com, Inc. and American Stock Transfer & Trust Company.
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Penson Worldwide, Inc. filed on May 24, 2006)